VIA EDGAR

September 21, 2022

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: MSCI Inc.

Definitive Proxy Statement on Schedule 14A Filed April 26, 2022

File No. 001-33812

To Division of Corporation Finance:

We received your comment letter dated September 19, 2022. On behalf of MSCI Inc., I confirm that we will enhance our future proxy disclosures to address the topics discussed in your letter as well as any material developments in our risk oversight structure.

Sincerely,

/s/ Robert J. Gutowski

Robert J. Gutowski

General Counsel

cc:	Henry A. Fernandez, Chairman and Chief Executive Officer, MSCI Inc. Cecilia E. Aza, Corporate Secretary, MSCI Inc. Richard D. Truesdell Jr., Davis Polk & Wardwell LLP